UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

The Chefs’ Warehouse, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

163086101

(CUSIP Number)

CHRISTOPHER S. KIPER

Legion Partners Asset Management, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		952,853
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

952,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

952,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.14%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		47,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

47,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000,034
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.30%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000,034
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.30%
14	TYPE OF REPORTING PERSON

IA

1	NAME OF REPORTING PERSONS

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000,434
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.30%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000,434
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.30%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000,434
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.30%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 952,853 Shares owned directly by Legion Partners I is approximately $4,492,937, including brokerage commissions. The aggregate purchase price of the 47,181 Shares owned directly by Legion Partners II is approximately $226,137, including brokerage commissions. The aggregate purchase price of the 400 Shares owned directly by Legion Partners Holdings is approximately $2,188, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The sale of Shares reported herein was undertaken to effectuate a rebalancing of the Reporting Persons’ portfolio in light of recent market volatility and the appreciation in the Issuer’s stock price since the Reporting Persons’ investment was made in the Issuer. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 30,307,661 Shares outstanding as of February 21, 2020, which is the total number of Shares as reported in the Issuer’s annual filing of Form 10-K filed with the Securities and Exchange Commission on February 24, 2020.

A.	Legion Partners I

(a)	As of the close of business on April 29, 2020, Legion Partners I beneficially owned 952,853 Shares.

Percentage: Approximately 3.14%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 952,853
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 952,853

(c)	The transactions in the Shares by Legion Partners I since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on April 29, 2020, Legion Partners II beneficially owned 47,181 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 47,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 47,181

(c)	The transactions in the Shares by Legion Partners II since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners, LLC

(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 952,853 Shares owned by Legion Partners I and (ii) 47,181 Shares owned by Legion Partners II.

Percentage: Approximately 3.30%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000,034
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000,034

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Asset Management

(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 952,853 Shares owned by Legion Partners I and (ii) 47,181 Shares owned by Legion Partners II.

Percentage: Approximately 3.30%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000,034
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000,034

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Holdings

(a)	As of the close of business on April 29, 2020, Legion Partners Holdings beneficially owned 400 Shares. As the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 952,853 Shares owned by Legion Partners I and (ii) 47,181 Shares owned by Legion Partners II.

Percentage: Approximately 3.30%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000,434
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000,434

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Messrs. Kiper and White

(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 952,853 Shares owned by Legion Partners I, (ii) 47,181 Shares owned by Legion Partners II, and (iii) 400 Shares owned by Legion Partners Holdings.

Percentage: Approximately 3.30%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000,434
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000,434

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares since the filing of the 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of April 27, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On April 29, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, and Raymond White dated April 29, 2020.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2020

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC
Sole Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

LEGION PARTNERS ASSET MANAGEMENT, LLC

By	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares Since the Filing of Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Legion Partners, L.P. I

Purchase of Common Stock	95,210	$9.0901	04/01/2020
Purchase of Common Stock	92,950	$9.0940	04/02/2020
Purchase of Common Stock	26,427	$8.1026	04/03/2020
Purchase of Common Stock	2,311	$9.1755	04/06/2020
Sale of Common Stock	(9,921)	$12.0007	04/16/2020
Sale of Common Stock	(7,908)	$12.7269	04/17/2020
Sale of Common Stock	(95,282)	$12.6331	04/17/2020
Sale of Common Stock	(47,641)	$12.3705	04/17/2020
Sale of Common Stock	(51,314)	$12.1815	04/20/2020
Sale of Common Stock	(86,060)	$12.1184	04/21/2020
Sale of Common Stock	(60,028)	$12.3491	04/22/2020
Sale of Common Stock	(57,075)	$12.1740	04/27/2020
Sale of Common Stock	(28,956)	$12.2248	04/27/2020
Sale of Common Stock	(78,468)	$12.5368	04/28/2020
Sale of Common Stock	(12,223)	$12.5067	04/28/2020
Sale of Common Stock	(219,435)	$14.0986	04/29/2020
Sale of Common Stock	(47,641)	$13.3115	04/29/2020
Sale of Common Stock	(47,641)	$14.6996	04/29/2020

Legion Partners, L.P. II

Purchase of Common Stock	3,690	$9.0901	04/01/2020
Purchase of Common Stock	3,594	$9.0940	04/02/2020
Purchase of Common Stock	1,023	$8.1026	04/03/2020
Purchase of Common Stock	89	$9.1755	04/06/2020
Sale of Common Stock	(491)	$12.0007	04/16/2020
Sale of Common Stock	(392)	$12.7269	04/17/2020
Sale of Common Stock	(4,718)	$12.6331	04/17/2020
Sale of Common Stock	(2,359)	$12.3705	04/17/2020
Sale of Common Stock	(2,541)	$12.1815	04/20/2020
Sale of Common Stock	(4,261)	$12.1184	04/21/2020
Sale of Common Stock	(2,972)	$12.3491	04/22/2020
Sale of Common Stock	(2,826)	$12.1740	04/27/2020
Sale of Common Stock	(1,434)	$12.2248	04/27/2020
Sale of Common Stock	(3,885)	$12.5368	04/28/2020
Sale of Common Stock	(605)	$12.5067	04/28/2020
Sale of Common Stock	(10,865)	$14.0986	04/29/2020
Sale of Common Stock	(2,359)	$13.3115	04/29/2020
Sale of Common Stock	(2,359)	$14.6996	04/29/2020

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of The Chefs’ Warehouse, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 29, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White